CALCULATION OF REGISTRATION FEE

Title of each class of securities offered	Amount to be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee
Shares of common stock, par value $1.33 1/3 per share	497,821,674	$8,906,029,748	(1)

____________________________

(1) The filing fee of $350,006.97 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. The filing fee of $544,020 previously paid by Merrill Lynch & Co., Inc. with respect to 255,120,865 shares registered with the resale prospectus filed with the Securities and Exchange Commission (the “SEC”) on February 25, 2008 relating to the offering of such shares by certain selling stockholders named herein has been paid with respect to this offering.  The filing fee for the additional 242,700,809 shares of $170,637.36 calculated in accordance with Rule 457(r) of the Securities Act of 1933, is applied against the remaining $2,299,691.89 of the registration fee previously paid by Merrill Lynch & Co., Inc., and $2,129,054.53 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-132911
Resale Prospectus

PROSPECTUS SUPPLEMENT
(To prospectus dated March 31, 2006)

497,821,674 Shares

Merrill Lynch & Co., Inc.
Common Stock
___________________

The shares of common stock, $1.33 1/3 par value per share of Merrill Lynch & Co., Inc. (“ML&Co.”) (the “Shares”) described in this prospectus supplement are being offered for sale from time to time by the selling stockholders named herein who (i) acquired the Shares in private placements in December, 2007, January, 2008 and February, 2008, (ii) obtained the Shares in August and September, 2008 in connection with ML&Co.’s obligation to deliver such Shares pursuant to contractual price reset provisions or in connection with a public offering or (iii) acquired or will acquire the Shares in exchange for or upon conversion of our outstanding mandatory convertible preferred stock issued in private placements in January, 2008, February, 2008 and July, 2008 in reliance on exemptions from registration under the Securities Act of 1933, as amended.  We are registering the offer and sale of the Shares to satisfy registration rights we have granted.  The selling stockholders will receive all of the proceeds from any sales and we will not receive any of the proceeds.  Information about the selling stockholders and their ownership of Shares and/or securities convertible into Shares contained in this prospectus supplement supersedes any such information contained in the resale prospectus filed with the Securities and Exchange Commission on February 25, 2008 relating to the offering of 255,120,865 Shares by certain selling stockholders.

The selling stockholders may sell the Shares at various times and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of these methods.  Shares may be sold at the market price of the common stock at the time of a sale, at prices relating to the market price over a period of time, or at prices negotiated with the buyers of Shares.

The selling stockholders will pay all brokerage fees and commissions and similar sale-related expenses.  We are paying expenses relating to the registration of the Shares with the Securities and Exchange Commission.

Our common stock is listed on the New York Stock Exchange under the symbol “MER”. On October 30, 2008, the last reported sale price for our common stock on the New York Stock Exchange was $17.78 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
___________________________

The date of this prospectus supplement is October 30, 2008

 FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus and the information incorporated by reference in them include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  These forward-looking statements are based on ML&Co.’s management’s beliefs and assumptions and on information currently available to ML&Co.’s management.  Forward-looking statements include information concerning ML&Co.’s possible or assumed future results of operations and statements preceded by, followed by or that include the words “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates” or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, those discussed elsewhere in this prospectus supplement and accompanying prospectus and the documents incorporated by reference in them.  You should not put undue reliance on any forward-looking statements.  ML&Co. does not have any intention or obligation to update forward-looking statements after the date of this prospectus supplement.

MERRILL LYNCH & CO., INC.

ML&Co. is one of the world’s leading wealth management, capital markets and advisory companies, with offices in 40 countries and territories and total client assets of approximately $1.6 trillion. As an investment bank, it is a leading global trader and underwriter of securities and derivatives across a broad range of asset classes and serves as a strategic advisor to corporations, governments, institutions and individuals worldwide. ML&Co. owns approximately half of BlackRock, one of the world’s largest publicly traded investment management firms, with $1.4 trillion in assets under management at June 30, 2008.

ML&Co.’s principal office is located at 4 World Financial Center, New York, NY 10080, and its telephone number is (212) 449-1000.

RISK FACTORS

An investment in ML&Co.’s common stock is subject to certain risks.  You should carefully consider the “Risk Factors” section in the Annual Report on Form 10-K for the year ended December 28, 2007 and in our pricing supplement to our general prospectus supplement and prospectus dated March 31, 2006 relating to the offering of 380,000,000 Shares which we filed with the Securities and Exchange Commission on July 31, 2008, as well as other information included or incorporated by reference into this prospectus supplement and prospectus, including our financial statements and the notes thereto, our Quarterly Report on Form 10-Q dated August 5, 2008 and our Current Reports on Form 8-K dated July 17, 2008, July 29, 2008, August 7, 2008, August 21, 2008, September 15, 2008 and September 18, 2008 before making an investment decision.

RECENT DEVELOPMENTS

On September 15, 2008, we entered into an Agreement and Plan of Merger (the "Merger Agreement") with Bank of America Corporation (“Bank of America”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, a wholly owned subsidiary of Bank of America will merge with and into ML&Co. with ML&Co. continuing as the surviving corporation and as a wholly owned subsidiary of Bank of America. The merger has been approved by the board of directors of each of ML&Co. and Bank of America and is subject to shareholder votes at both companies.

Upon completion of the merger, each outstanding share of ML&Co. common stock will be converted into the right to receive 0.8595 shares of Bank of America common stock, and the Bank of America board of directors will be expanded to include three existing directors of ML&Co. The Merger Agreement contains certain termination rights for both ML&Co. and Bank of America and is subject to customary closing conditions, including standard regulatory approvals. The transaction is expected to close in the first quarter of 2009 or earlier subject to shareholder approval, customary closing conditions and regulatory approvals.

In connection with the transaction, on September 15, 2008, we and Bank of America entered into a Stock Option Agreement (the "Stock Option Agreement") pursuant to which we granted Bank of America an irrevocable option (the "Option") to purchase, under certain circumstances, up to 19.9% of the outstanding shares of ML&Co. common stock at a price, subject to certain adjustments, of $17.05 per share. Under certain circumstances, ML&Co. may be required to repurchase the Option. The Stock Option Agreement limits Bank of America's Total Profit (as defined in the Stock Option Agreement) to not more than $2,000,000,000.

USE OF PROCEEDS

All Shares sold pursuant to this prospectus supplement will be sold by the selling stockholders and we will not receive any of the proceeds from such sales.

SELLING STOCKHOLDERS

The selling stockholders acquired the Shares or securities that either have been exchanged for or will be convertible into Shares offered by this prospectus supplement from ML&Co. in connection with private placements by ML&Co. in December, 2007, January, 2008, February, 2008 and July, 2008 and in connection with ML&Co.’s obligation to deliver such Shares pursuant to contractual price reset provisions and in connection with a public offering in August and September, 2008.

The registration of these Shares does not necessarily mean that the selling stockholders will sell all or any of the Shares.

The following table provides information regarding the beneficial ownership of ML&Co.’s common stock by the selling stockholders, as of September 26, 2008.  The number of Shares set forth in the table below represents all Shares owned by the selling stockholders.

The information provided in the table below with respect to the selling stockholders has been obtained from the selling stockholders and we have not sought to verify this information.

Selling Stockholders	Number of Shares Beneficially Owned Prior to the Offering*	Percentage of Class of Shares Beneficially Owned Prior to the Offering	Number of Shares Being Offered*
Amberwood Investments (Mauritius) Pte Ltd Clover Investments (Mauritius) Pte Ltd Faber Investments (Mauritius) Pte Ltd Henderson Investments (Mauritius) Pte Ltd Tomlinson Investments (Mauritius) Pte Ltd Tannery Investments (Mauritius) Pte Ltd Springwood Investments (Mauritius) Pte Ltd (1)	219,695,826	13.7%	219,695,826
Crescent Holding GmbH (2)	11,000,000	**	11,000,000
Davis Selected Advisers LP (3)	79,772,007	5.0%	25,000,000
Eton Park Fund, L.P. (4)	5,991,110	**	2,666,666
Eton Park Master Fund, Ltd. (5)	11,756,112	**	5,666,667
Hana Bank Co., Ltd (6)	2,066,067	**	1,000,000
Khoo Teck Puat Foundation (7)	1,157,333	**	560,000
Korea Investment Corporation (8)	72,243,217	4.5%	72,243,217
Kuwait Investment Authority, acting for and on behalf of the Government of the State of Kuwait (9)	76,093,439	4.7%	72,243,217

Collin Limited,
Li Ka Shing (Canada) Foundation and Marble Palace Investments Limited (10)	5,209,720	**	2,520,832
Lispenard Street Credit (Master), Ltd. Pond View Credit (Master), Ltd. (11)	1,874,999	**	1,041,666
Mizuho Corporate Bank (12)	36,363,636	2.3%	36,363,636
MLJE Ltd (13)	496,000	**	240,000
Phanbari Corporation (14)	5,166,667	**	2,500,000
Public Sector Pension Investment Board (15)	2,110,565	**	1,021,241
TPG-Axon Partners, LP (16)	7,333,333	**	7,333,333
TPG-Axon Partners (Offshore), Ltd. (16)	14,888,888	**	14,888,888
The New Jersey Division of Investment (17)	12,535,000	**	11,000,000
T. Rowe Price Associates, Inc. / T. Rowe Price International, Inc. (18)	30,118,564	1.9%	10,836,483
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* Number of Shares beneficially owned and number of Shares being offered were calculated based on the maximum conversion ratio of our outstanding mandatory convertible preferred stock issued in private placements in January, 2008, February, 2008 and July, 2008 as described on the cover page of this prospectus supplement.

** Less than 1%.  All calculations are based on 1,600,282,001 Shares outstanding as of September 26, 2008.

(1)
We have been advised by the selling stockholder that it has voting and dispositive power over the Shares.  Includes 86,949,594 Shares registered pursuant to the resale prospectus filed with the SEC on February 25, 2008.

(2)
We have been advised by the selling stockholder that it has voting and dispositive power over the Shares. Includes 5,725,191 Shares registered pursuant to the resale prospectus filed with the SEC on February 25, 2008.

(3)
We have been advised by the selling stockholder that Davis Selected Advisers LP has dispositive power over  79,772,007 Shares and voting power over  74,508,523 Shares.  Includes 25,000,000 Shares registered pursuant to the resale prospectus filed with the SEC on February 25, 2008.

(4)
We have been advised by the selling stockholder that Eton Park Capital Management, L.P., the investment manager of the fund, shares voting and dispositive power with Eton Park Fund, L.P. over the Shares held by Eton Park Fund, L.P.  Includes 2,666,666 Shares registered pursuant to the resale prospectus filed with the SEC on February 25, 2008.

(5)
We have been advised by the selling stockholder that Eton Park Capital Management, L.P., the investment manager of the fund, shares voting and dispositive power with Eton Park Master Fund, Ltd. over the Shares held by Eton Park Master Fund, Ltd. Includes 5,666,667 Shares registered pursuant to the resale prospectus filed with the SEC on February 25, 2008.

(6)
We have been advised by the selling stockholder that it has voting and dispositive power over the Shares.  Includes 1,000,000 Shares acquired after the filing of the resale prospectus with the SEC on February 25, 2008.

(7)
We have been advised by the selling stockholder that it has voting and dispositive power over the Shares.  Includes 560,000 Shares acquired after the filing of the resale prospectus with the SEC on February 25, 2008.

(8)
We have been advised by the selling stockholder that it has voting and discretionary dispositive power over the Shares.  Includes 38,167,939 Shares registered pursuant to the resale prospectus filed with the SEC on February 25, 2008.

(9)
We have been advised by the selling stockholder that it has voting and dispositive power over the Shares.  Includes 38,167,939 Shares registered pursuant to the resale prospectus filed with the SEC on February 25, 2008.

(10)
We have been advised by the selling stockholders that they have voting and dispositive power over their respective Shares. Includes 2,520,832 Shares registered pursuant to the resale prospectus filed with the SEC on February 25, 2008.

(11)
We have been advised by the selling stockholder that DiMaio Ahmad Capital LLC has voting and dispositive power over the Shares.  Includes 1,041,666 Shares registered pursuant to the resale prospectus filed with the SEC on February 25, 2008.

(12)
We have been advised by the selling stockholder that it has voting and dispositive power over the Shares. Includes 22,900,763 Shares registered pursuant to the resale prospectus filed with the SEC on February 25, 2008.

(13)
We have been advised by the selling stockholder that it has voting and dispositive power over the Shares.  Includes 240,000 Shares acquired after the filing of the resale prospectus with the SEC on February 25, 2008.

(14)
We have been advised by the selling stockholder that it has voting and dispositive power over the Shares.  Includes 2,500,000 Shares registered pursuant to the resale prospectus filed with the SEC on February 25, 2008.

(15)
We have been advised by the selling stockholder that it has voting and dispositive power over the Shares. Includes 1,021,241 Shares registered pursuant to the resale prospectus filed with the SEC on February 25, 2008.

(16)
We have been advised by the selling stockholder that TPG-Axon Capital Management, LP, a Delaware limited partnership (“TPG-Axon Management”), as investment manager to TPG-Axon Partners, LP, a Delaware limited partnership (“TPG-Axon Domestic”) and TPG-Axon Partners (Offshore), Ltd., a Cayman exempted company (“TPG-Axon Offshore”), has the power to direct the disposition and voting of the Shares held by TPG-Axon Domestic and TPG-Axon Offshore. TPG-Axon Partners GP, LP, a Delaware limited partnership (“Partners GP”) is the general partner of TPG-Axon Domestic. TPG-Axon GP, LLC, a Delaware limited liability company (“GP LLC”) is the general partner of Partners GP and TPG-Axon Management. Dinakar Singh LLC, a Delaware limited liability company (“Singh LLC”) is a Managing Member of GP LLC. Dinakar Singh, an individual, is the Managing Member of Singh LLC and in such capacity may be deemed to control Singh LLC, GP LLC and TPG-Axon Management, and therefore may be deemed the beneficial owner of the Shares held by TPG-Axon Domestic and TPG-Axon Offshore.  Includes 9,541,985 Shares of TPG-Axon Partners, LP and TPG-Axon Partners (Offshore), Ltd. registered pursuant to the resale prospectus filed with the SEC on February 25, 2008.

(17)
We have been advised by the selling stockholder that it has voting and dispositive power over the Shares. Includes 5,725,191 Shares registered pursuant to the resale prospectus filed with the SEC on February 25, 2008.  The record holder of the Shares is State of New Jersey-Common Pension Fund A.

(18)
T. Rowe Price Associates, Inc. (“TRPA”) and T. Rowe Price International, Inc. (“TRPI”) serve as investment advisers with power to direct investments and/or sole power to vote the securities owned by the funds and accounts holding the Shares, as well as securities owned by certain other individual and institutional investors.  For purposes of reporting requirements of the Securities Exchange Act of 1934, TRPA and TRPI may be deemed to be the beneficial owners of all of the Shares; however, TRPA and TRPI expressly disclaim that they are, in fact, the beneficial owners of such securities.  TRPA and TRPI are the wholly owned subsidiaries of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company.  Includes 5,725,191 Shares registered pursuant to the resale prospectus filed with the SEC on February 25, 2008.

PLAN OF DISTRIBUTION

ML&Co. is registering the Shares covered by this prospectus supplement for the selling stockholders.  ML&Co. agreed to register the resale of the common stock owned by the selling stockholders and the common stock underlying our outstanding mandatory convertible preferred stock owned by the selling stockholders and to indemnify the selling stockholders against certain liabilities related to the selling of the common stock, including liabilities arising under the Securities Act. Under the registration rights agreements, ML&Co. also agreed to pay the costs and fees of registering the Shares; however, the selling stockholders will pay any brokerage commissions relating to the sale of the Shares.

The selling stockholders may sell the common stock being offered hereby in one or more of the following ways at various times:

• directly to purchasers in transactions (which may involve crosses or block transactions or borrowings, returns and reborrowings of the Shares pursuant to stock loan agreements to settle short sales of the Shares)

on the New York Stock Exchange, in privately negotiated transactions or in the over-the-counter market or delivered in connection with the issuance of securities by issuers other than ML&Co. that are exchangeable for (whether optionally or mandatorily), or payable in, Shares or pursuant to which the Shares may be distributed or in satisfaction of options or short sales of Shares);
• through dealers, brokers or other agents;
• through underwriters; or
• through a combination of any of the above.

Such transactions may be effected:
• at a fixed price or prices that may be changed;
• at market prices prevailing at the time of sale;
• at prices relating to such prevailing market prices; or
• at negotiated prices.

The selling stockholders may offer their Shares in one or more offerings pursuant to one or more prospectus supplements, if required by applicable law, and any such prospectus supplement will set forth the terms of the relevant offering to the extent required.

Each selling stockholder will act independently of ML&Co. in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the common stock on the New York Stock Exchange or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

Certain of the selling stockholders (other than Davis Selected Advisors LP) previously agreed, subject to certain exceptions (including the ability to sell and/or hedge a certain amount of Shares each month), not to sell or transfer the Shares covered by this prospectus supplement for one year after the date of their respective private placement investment agreements in December, 2007, January, 2008 and February, 2008.  These agreements were subsequently amended in July, 2008 to change the duration of these lock-up restrictions as described below.  Specifically, these selling stockholders have agreed (subject to certain exceptions) not to directly or indirectly:

• offer, pledge, sell or contract to sell these Shares;
• sell any option or contract to purchase these Shares;
• purchase any option or contract to sell these Shares;
• lend or otherwise dispose of or transfer these Shares; or
• enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of these Shares whether any such swap or transaction is to be settled by delivery of Shares or other securities, in cash or otherwise.

Holders of our outstanding mandatory convertible preferred stock who exchanged these securities for Shares are subject to a lock-up restriction (including a restriction on hedges) that will generally prohibit them from selling or hedging their shares of common stock until January 15, 2009. In most cases, these restrictions are subject to certain exceptions (including the ability to sell and/or hedge a certain amount of Shares each month).

Holders of our outstanding mandatory convertible preferred stock are subject to similar restrictions that generally prohibit them from hedging their investment or selling Shares they receive upon conversion.

The lockup restrictions with respect to certain affiliates of Temasek Holdings expired on October 26, 2008.

These lockups apply to Shares and to securities convertible into or exchangeable or exercisable for Shares.

The selling stockholders may negotiate and pay broker-dealers’ commissions, discounts or concessions for their services. Broker-dealers engaged by the selling stockholders may allow other broker-dealers to participate in resales. The selling stockholders and any broker-dealers involved in the sale or resale of the common stock may qualify as “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. In addition, the broker-dealers’ commissions, discounts or concessions may qualify as underwriters’ compensation under the Securities Act. If a selling stockholder qualifies as an “underwriter,” it will be subject to the prospectus delivery requirements of Section 5(b)(2) of the Securities Act.

EXPERTS

The consolidated financial statements incorporated by reference in this prospectus supplement from ML&Co.’s Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of ML&Co.’s and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information as of June 27, 2008 and for the six-month periods ended June 29, 2008 and June 29, 2007, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in ML&Co.’s Quarterly Report on Form 10-Q for the quarter ended June 27, 2008 and incorporated by reference herein (which report included an explanatory paragraph relating to the restatement discussed in Note 16 to the condensed consolidated interim financial statements), they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

VALIDITY OF THE SHARES

The validity of the Shares offered pursuant to this prospectus supplement will be passed upon by Sidley Austin LLP, New York, New York.

 497,821,674 Shares

Merrill Lynch & Co., Inc.

Common Stock

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

October 30, 2008